Koppers Holdings Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

June 26, 2008

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement on Schedule 14A filed April 4, 2008

File No. 001-32737

Dear Mr. Cash:

We received your letter dated June 16, 2008, in which you commented on our letter to you dated May 14, 2008 regarding our response to the Securities and Exchange Commission’s (the “SEC” or the “Commission”) review of our Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and our Definitive Proxy Statement on Schedule 14A filed April 4, 2008. In connection with responding to the SEC’s comment, we acknowledge that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Supplementary Data, page 40

Consolidated Statement of Cash Flows, page 46

SEC Comment:

1.	We note your response to prior comment three. In future filings, please clarify the nature of the items in the “changes in reserves” line item if you choose to continue to combine its components.

United States Securities and Exchange Commission

June 26, 2008

Company Response:

In future filings, we will clarify the nature of the items in the “changes in reserves” line item if we choose to continue to combine its components.

Sincerely,

/s/ Brian H. McCurrie Brian H. McCurrie
Chief Financial Officer